Notice to Holders - Continuation and Conversion Right
LITHIUM AMERICAS (ARGENTINA) CORP.
1.75% Convertible Senior Notes due 2027
CUSIP No.: 53680QAA61

NOTE:  THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED AND BENEFICIAL OWNERS OF THE SUBJECT NOTES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO BENEFICIAL OWNERS OF THE NOTES IN A TIMELY MANNER.

Lithium Americas (Argentina) Corp. ("Company") is party to an Indenture, dated December 6, 2021 (the "Indenture"), as amended by the first supplemental indenture dated October 3, 2023, between the Company and Computershare Trust Company N.A., as trustee (the "Trustee"), pursuant to which the Company issued its 1.75% Convertible Senior Notes due 2027 (the "Notes"). Capitalized terms used herein but not otherwise defined shall have the respective meanings given such terms in the Indenture.

On November 29, 2024, the Company announced that the Board of Directors of the Company (the "Board") approved a proposed reorganization that will result in, among other things, a continuation of the Company from the Province of British Columbia into the jurisdiction of Zug, Canton of Zug, Switzerland (the "Continuation"). As part of the Continuation, the Company will change its name to Lithium Argentina AG/Lithium Argentina SA (the "Continued Company").

The Continuation is to be implemented by way of a plan of arrangement under the laws of British Columbia (the "Arrangement"). Under the Arrangement, common shares of the Company will continue to be common shares of the Continued Company which will have a par value per common share of US$0.01 with the rights and restrictions set forth in the Articles of Association of the Continued Company.

The Arrangement remains subject to final approval from Supreme Court of British Columbia and the Company's shareholders. The Arrangement is also subject to satisfaction or waiver, as applicable, of certain additional stock exchange and other approvals. It is presently anticipated that, if all required approvals are obtained and other conditions fulfilled, the Continuance will be completed on or about January 23, 2025. There are no assurances that all required approvals will be obtained, in which case the Arrangement will not close. In addition, the Board may decide to delay or not proceed with the Continuation, even if all required approvals are obtained.  Conversion of Notes is at the risk of the holders.

As a result of the Arrangement, pursuant to Section 14.01(b)(iii)(C) of the Indenture, Holders will be permitted to surrender Notes for conversion during the period starting 30 Scheduled Trading Days prior to the anticipated effective date of the Continuance and ending 35 Trading Days after the actual effective date of the Continuance. In accordance with Section 14.01(b)(iii)(C) of the Indenture, the Notes are subject to conversion at any time from or after December 9, 2024 (30 Scheduled Trading Days prior to the anticipated effective date of the Continuance) until 5:00 p.m. (New York City time) on March 14, 2025 (35 Trading Days after the effective date of the Continuance). If the effective date of the Continuance is extended, the conversion period will be automatically extended to 5:00 p.m. (New York City time) on the 35th Trading Day following the actual effective date of the Continuance.

1 The CUSIP numbers appearing herein has been included solely for the convenience of the Holders. Neither the Company nor the Trustee assumes any responsibility for the selection or use of such CUSIP number and makes no representation as to the correctness of the CUSIP number.

For further information contact:
Investor Relations
Telephone: +011 (54) 5263-0616

Email: ir@lithium-argentina.com
Website: www.lithium-argentina.com

Dated:  December 9, 2024

By:  Lithium Americas (Argentina) Corp.

cc: Computershare Trust Company N.A., as Trustee